UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Synaptogenix, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

87167T201

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87167T201

1.	Names of Reporting Persons.

Mitchell P. Kopin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	786,710

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	786,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 786,710 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	87167T201

1.	Names of Reporting Persons.

Daniel B. Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	786,710

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	786,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 786,710 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	87167T201

1.	Names of Reporting Persons.

Intracoastal Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	786,710

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	786,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 786,710 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 2 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 25, 2021, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on February 11, 2022 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(e) CUSIP Number

87167T201

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 786,710 shares of Common Stock, which consisted of (i) 178,765 shares of Common Stock held by Intracoastal, (ii) 250,000 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”), (iii) 93,940 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”) and (iv) 264,005 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 7,267,032 shares of Common Stock outstanding as of December 20, 2022, as reported by the Issuer, plus (2) 250,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, (3) 93,940 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 and (4) 264,005 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3. The foregoing excludes (I) 1,001 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 9.99% of the Common Stock, (II) 870,968 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal (“Intracoastal Warrant 4”) because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock and (III) 870,968 shares of Common Stock issuable upon conversion of 6,750 shares of Preferred Shares held by Intracoastal (the “Preferred Stock”) because the Certificate of Designations for the Preferred Stock contains a blocker provision under which the holder thereof does not have the right to convert the Preferred Stock to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,529,647 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:        0       .

(ii) Shared power to vote or to direct the vote:        786,710       .

(iii) Sole power to dispose or to direct the disposition of        0       .

(iv) Shared power to dispose or to direct the disposition of        786,710       .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager